UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER
001-14956
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	91911K102

(Check one):	☒Form 10-K	□Form 20-F	□Form 11-K	□Form 10-Q	□Form 10-D	□Form N-SAR
□Form N-CSR
For Period Ended:     December 31, 2015
□Transition Report on Form 10-K
□Transition Report on Form 20-F
□Transition Report on Form 11-K
□Transition Report on Form 10-Q
□Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Valeant Pharmaceuticals International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2150 St. Elzéar Blvd. West
Address of Principal Executive Office (Street and Number)

Laval, Quebec, Canada, H7L 4A8
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
□
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, an Ad Hoc Committee of the Board of Directors of Valeant Pharmaceuticals International, Inc. (“Valeant” or the “Company”) was appointed to review the Company’s relationship with Philidor Rx Services, LLC (“Philidor”) and related matters.  On February 22, 2016, Valeant announced that, based on the work of the Ad Hoc Committee, as well as additional work and analysis by the Company, the Company had preliminarily identified approximately $58 million of net revenues previously recognized in the second half of 2014 that should not have been recognized upon delivery of product to Philidor.  Correcting the misstatement is expected to reduce reported 2014 GAAP EPS by approximately $0.10 and increase 2015 GAAP EPS by approximately $0.09.

The preliminary unaudited financial information provided above with respect to currently anticipated adjustments to 2014 and 2015 should not be viewed as final and remains subject to change based on the Company’s ongoing procedures and review with respect to such periods.  In addition, the Ad Hoc Committee is continuing its review of the circumstances and appropriate actions to be taken.

The filing of Valeant’s Annual Report on Form 10-K for the year ended December 31, 2015 will be delayed pending completion of the review of related accounting matters by the Ad Hoc Committee, with the assistance of its independent advisors, and the Company’s ongoing assessment of the impact on financial reporting and internal controls.  To date, the Company has not determined whether any restatements will be required or whether any control deficiencies constitute material weaknesses.  As a result, Valeant does not expect that it will be in a position to file its Annual Report on Form 10-K within the 15-day extension period provided in Rule 12b-25(b).  The Company is working diligently and intends to file its Annual Report on Form 10-K as promptly as reasonably practicable after the conclusion of these matters.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert L. Rosiello	(514)	744-6792
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒Yes □No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes □No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing work of the Ad Hoc Committee and the Company described above, the Company is unable to make a reasonable estimate of any changes in results of operations for the year ended December 31, 2015 compared to December 31, 2014 until such work is completed.

Forward-looking Statements

Certain matters discussed in this Notification of Late Filing on Form 12b-25, including those relating to the ongoing review and impact on financial reporting and internal controls constitute forward-looking statements. Valeant has not completed its review procedures with respect to 2015 financial information or adjustments to 2014 financial information, and the information herein may be subject to change based on such review, including the subsequent identification of other adjustments.

Valeant Pharmaceuticals International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 29, 2016	By:	/s/ Robert L. Rosiello
Robert L. Rosiello
Executive Vice President and Chief Financial Officer